

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via E-mail
Mr. Michel G. Cayouette
Chief Financial Officer
Telesat Canada
1601 Telesat Court
Ottawa, Ontario, Canada K1B 5P4

  Re: Telesat Canada
     Form 20-F for Fiscal Year Ended December 31, 2011
     Filed February 22, 2012
     File No. 333-159793

     Telesat Holdings Inc.
     Form 20-F/A for Fiscal Year Ended December 31, 2011
     Filed January 14, 2013
     File No. 333-159793-01

Dear Mr. Cayouette:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Terry French for

           Larry Spirgel
           Assistant Director